[PetroLogistics Letterhead]

August 20, 2013

Pamela Long

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Re:	PetroLogistics LP
Registration Statement on Form S-3
Filed July 24, 2013
File No. 333-190106

Dear Ms. Long:

Set forth below are the responses of PetroLogistics LP (the “Partnership”) and PetroLogistics Finance Corp. (“Finance Corp.” and, together with the Partnership, the “Registrants”) to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated August 8, 2013, with respect to the above-captioned filing (the “Registration Statement”).  Concurrently with the delivery of this letter to you, the Registrants are filing Amendment No. 1 to the Registration Statement to respond to the Staff’s comments (the “Amendment”).

The Registrants acknowledge that the adequacy and accuracy of the disclosure in the Registration Statement is the responsibility of the Registrants, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement and that Staff comments may not be asserted by the Registrants as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, the exact text of the comments provided by the Staff has been included in bold type preceding each response in the order presented in the comment letter.

General

1.                        We note that the debt securities may be co-issued by PetroLogistics Finance Corp. and may be guaranteed by PL Propylene LLC. Please provide the financial statements required by Rule 3-10(a)(1) of Regulation S-X or tell us which paragraph(s) of Rule 3-10 you are relying upon and how you concluded that the paragraph(s) was applicable. Please also provide the narrative disclosures required by the applicable paragraph(s) of Rule 3-10 as appropriate. Please note that these disclosures must be provided in an audited footnote.

Response: The Registrants currently have no intention to issue debt securities under the Registration Statement immediately upon its effectiveness.  The Partnership may, in the future, co-issue debt securities with Finance Corp, which debt securities may be guaranteed by PL Propylene LLC (“PL Propylene”).

Under Rule 3-10(a)(1) of Regulation S-X, every issuer and every guarantor of registered debt securities must file financial statements required for a registrant under Regulation S-X.  The Registrants respectfully submit that for the following reasons, they are not required by Rule 3-10(a) of Regulation S-X to file separate financial statements for each issuer and each guarantor.  Rule 3-10(d) states:

“[w]hen a subsidiary issues securities and both its parent company and one or more other subsidiaries of that parent company guarantee those securities, the registration statement, parent company annual report, or parent company quarterly report need not include financial statements of the issuer or any subsidiary guarantor if:

1.              The issuer and all subsidiary guarantors are 100% owned by the parent company guarantor;

2.              The guarantees are full and unconditional;

3.              The guarantees are joint and several; and

4.              The parent company’s financial statements are filed for the periods specified by §§ 210.3-01 and 210.3-02 and include, in a footnote, condensed consolidating financial information for the same periods with a separate column for:

i.	The parent company;

ii.	The subsidiary issuer;

iii.	The guarantor subsidiaries of the parent company on a combined basis;

iv.	Any other subsidiaries of the parent company on a combined basis;

v.	Consolidating adjustments; and

vi.	The total consolidated amounts.”

Further, Note 5 to paragraph (d) provides that:

“[i]nstead of the condensed consolidating financial information required by paragraph (d)(4), the parent company’s financial statements may include a footnote stating, if true, that the parent company has no independent assets or operations, the subsidiary issuer is a 100% owned finance subsidiary of the parent company, the parent company has guaranteed the securities, all of the parent company’s subsidiaries other than the subsidiary issuer have guaranteed the securities, all of the guarantees are full and unconditional, and all of the guarantees are joint and several. The footnote also must include the narrative disclosures specified in paragraphs (i)(9) and (i)(10) of this section.”

PetroLogistics Finance Corp. is a 100 percent-owned subsidiary of the Partnership that was formed solely for the sole purpose of serving as a co-issuer of debt securities issued to be issued by it and the Partnership.  PetroLogistics Finance Corp. has no assets, liabilities or operations independent of this function. .

Any securities co-issued by the Partnership and PetroLogistics Finance Corp. will be issued jointly and severally for the purpose of Note 3 to Paragraph (d), which permits the registrants to avail themselves of the exemptions of paragraph (d), but for the fact that instead of the parent company guaranteeing the security, the subsidiary issuer co-issued the security with the parent company.  In the event that a class of debt securities will be guaranteed, the indenture governing such debt securities will provide that the securities will be fully and unconditionally guaranteed by PL Propylene. PL Propylene is a wholly-owned subsidiary of the Partnership and is the only subsidiary of the Partnership other than PetroLogistics Finance Corp.

The Registrants have revised the Registration Statement to include the following disclosure under the heading “Description of Debt Securities”:

PetroLogistics Finance Corp. is a wholly-owned subsidiary of PetroLogistics LP and was incorporated for the sole purpose of serving as co-issuer of some of PetroLogistics LP’s debt.  Any debt securities co-issued by PetroLogistics LP and PetroLogistics Finance Corp. will be issued jointly and severally….

In the event that PL Propylene LLC, a 100 percent-owned subsidiary of PetroLogistics LP, guarantees the debt securities described in this prospectus, such guarantees will be full and unconditional.  PL Propylene LLC is our sole subsidiary, other than PetroLogistics Finance Corp. We have no independent assets or operations, and there are no significant restrictions upon our ability to obtain funds from our subsidiaries by dividend or loan. None of the assets of our subsidiaries represent restricted net assets pursuant to Rule 4-08(e)(3) of Regulation S-X under the Securities Act of 1933, as amended.

The Partnership proposes to include the narrative information set forth in the paragraph above in accordance with Note 5 of Rule 3-10(d) of Regulation S-X and paragraphs (i)(9) and (i)(10) of Rule 3-10 in the Partnership’s consolidated financial statements filed with the Partnership’s annual report on Form 10-K for the year ended December 31, 2013.

See pages 35 and 37 of the Amendment.

Description of Debt Securities, page 34

Guarantees, page 37

2.                        The disclosure in this section suggests that the debt securities may be guaranteed by more than one guarantor. Please reconcile this disclosure with the disclosure on the cover page of your prospectus suggesting that the debt securities may be guaranteed only by PL Propylene LLC. Please revise your prospectus as necessary and also address your compliance with Rule 3-10 with respect to any additional guarantors.

Response:  The Registrants have revised the Registration Statement as requested to state that debt securities that may be issued thereunder may be guaranteed by PL Propylene. See page 35 through page 40 of the Amendment.

Selling Unitholders, page 60

3.                        Please disclose how and when each selling unitholder acquired the common units they may offer and sell pursuant to the registration statement.

Response:  The Registrants have revised the Registration Statement as requested. See page 60 of the Amendment.

4.                        Please identify whether any of the selling unitholders are broker-dealers or affiliates of a broker-dealer. If a selling unitholder is a broker-dealer, please revise the prospectus to state that the unitholder is an underwriter. If a selling unitholder is an affiliate of a broker-dealer, provide the following representations in the prospectus: (1) the unitholder purchased in the ordinary course of business, and (2) at the time of the purchase of the securities to be resold, the unitholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If the unitholder cannot provide these representations, state that the unitholder is an underwriter.

Response:  The Registrants have revised the Registration Statement to indicate that none of the selling unitholders are broker-dealers or affiliates of broker-dealers. See page 60 of the Amendment.

Exhibit 5.1 Opinion of Vinson & Elkins L.L.P.

5.                        Please have counsel revise the legality opinion to opine on the Other Classes of Units representing Limited Partner Interests. Please refer to Section II.B.1.b. of Staff Legal Bulletin No. 19 (Oct. 2011).

Response:  Vinson & Elkins L.L.P. has revised its legality opinion as requested.

6.                        We note that Section 13.04 of the form of indenture provides that the indenture is to be governed by the laws of the state of New York. As counsel’s opinion must properly address the enforceability of debt securities issued pursuant to the indenture, please file a revised opinion that covers New York law. Please refer to Section II.B.1.e. of Staff Legal Bulletin No. 19 (Oct. 2011).

Response:  Vinson & Elkins L.L.P. has revised its opinion as requested.

7.                        Please have counsel revise the legal opinion to address whether the purchasers of the Common Units and Other Classes of Units will have any obligation to make payments to you or your creditors (other than the purchase price for the Units) or contributions to you or your creditors solely by reason of the purchasers’ ownership of the Units. Please refer to Section II.B.1.b. of Staff Legal Bulletin No. 19 (Oct. 2011).

Response:  Vinson & Elkins L.L.P. has revised its opinion as requested.

8.                        Please advise counsel that it is inappropriate to assume that the company is duly organized, validly existing and in good standing under Delaware law since this assumes material facts that are readily ascertainable. Please tell us why counsel is unable to verify whether the company is duly organized, validly existing and in good standing. Alternatively, please revise the opinion to remove the assumption.

Response:  Vinson & Elkins L.L.P. has revised its opinion as requested to remove the assumption that the registrants are currently duly organized, validly existing and in good standing under Delaware law. Counsel respectfully submits, however, that in order to give its opinion, it is necessary to assume the due organization, valid existence and good standing of the Registrants at the time of any future issuance of securities covered by such opinion.

If you have any questions or require any additional information, please do not hesitate to contact me, 713-255-5984, or John P. Johnston (212-237-0039) or Christian Mathiesen (212-237-0027), at Vinson & Elkins L.L.P.

Very truly yours,

/s/ Richard Rice
Richard Rice
Senior Vice President, General Counsel and Corporate Secretary

cc:                                James J. Fox

John P. Johnston

Christian Mathiesen